APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mike D's BBQ

Profit and Loss

January - December 2021

	TOTAL
Income	
Discounts/Refunds Given	50.77
Event Revenue	7,050.00
PayPal Sales	12,472.05
Sales	100,813.15
Total Income	**$120,385.97**
Cost of Goods Sold	
Cost of Goods Sold	24,323.93
Retail Store	8,498.40
Total Cost of Goods Sold	**$32,822.33**
GROSS PROFIT	**$87,563.64**
Expenses	
Advertising & Marketing	55,927.12
Bad Debts	2,283.36
Bank Charges & Fees	5,496.00
Booth Expense	1,032.84
Cooking Event Expense	806.94
Donations	1,525.00
Dues & subscriptions	9,699.51
event expense	6,273.38
Insurance	3,950.02
Interest Paid	20,717.90
Legal & Professional Services	1,829.00
Meals & Entertainment	619.62
Office Supplies & Software	7,204.70
PayPal Fees	1,318.14
Payroll Tax Expenses	1,279.23
Phone Service	476.73
Rent & Lease	13,233.00
Salaries and Wages	17,611.87
Sales Tax - State	1,947.94
Shipping, Freight & Delivery	10,075.76
Travel	1,718.74
Utilities	2,600.00
Warehouse Fees	1,831.89
Total Expenses	**$169,458.69**
NET OPERATING INCOME	**$ -81,895.05**
Other Income	
Cash Back	117.55
Grants/forgiveable loans	44,404.99
Total Other Income	**$44,522.54**
Other Expenses	
Gas And Fuel	820.16
Total Other Expenses	**$820.16**
NET OTHER INCOME	**$43,702.38**
NET INCOME	**$ -38,192.67**

Mike D's BBQ

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Checking	-6,697.85
PayPal Bank	9,602.97
Petty Cash	-304.00
Shopify Holding	0.00
Total Bank Accounts	**$2,601.12**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$2,601.12**
Other Assets	
Security Deposits	2,265.00
Total Other Assets	**$2,265.00**
TOTAL ASSETS	**$4,866.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	-485.19
ClearBanc	4,014.19
Office Depit Credit Card	93.92
Total Credit Cards	**$3,622.92**
Other Current Liabilities	
Paypal Working Capital	0.00
Shopify Capital	45.32
Total Other Current Liabilities	**$45.32**
Total Current Liabilities	**$3,668.24**
Long-Term Liabilities	
EIDL	80,200.00
LCF Advance	2,979.75
Thread Capital	13,500.00
Total Long-Term Liabilities	**$96,679.75**
Total Liabilities	**$100,347.99**

Mike D's BBQ

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	-5,872.37
Owner's Investment	4,650.00
Owner's Pay & Personal Expenses	-64,350.59
Retained Earnings	8,283.76
Net Income	-38,192.67
Total Equity	**$ -95,481.87**
TOTAL LIABILITIES AND EQUITY	**$4,866.12**

Mike D's BBQ

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-38,192.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Capital One	-2,533.03
ClearBanc	-1,675.52
Office Depit Credit Card	-437.00
Funding Buddy Advance (deleted)	-8,965.50
Payability Cash Advance (deleted)	-1,377.57
Paypal Working Capital	-95.57
Shopify Capital	49.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,034.28**
Net cash provided by operating activities	**$ -53,226.95**
INVESTING ACTIVITIES	
Security Deposits	-500.00
Net cash provided by investing activities	**$ -500.00**
FINANCING ACTIVITIES	
EIDL	80,200.00
LCF Advance	2,979.75
Owner's Investment	1,100.00
Owner's Pay & Personal Expenses	-26,333.47
Net cash provided by financing activities	**$57,946.28**
NET CASH INCREASE FOR PERIOD	**$4,219.33**
Cash at beginning of period	-1,618.21
CASH AT END OF PERIOD	**$2,601.12**

Mike D's BBQ

Profit and Loss
January - December 2022

	TOTAL
Income	
PayPal Sales	60.00
Sales	70,803.42
Total Income	**$70,863.42**
Cost of Goods Sold	
Cost of Goods Sold	42,632.29
Retail Store	154.48
Total Cost of Goods Sold	**$42,786.77**
GROSS PROFIT	**$28,076.65**
Expenses	
Advertising & Marketing	1,724.09
Apps	160.52
Bad Debts	1,681.44
Bank Charges & Fees	4,457.86
Booth Expense	66.95
Car & Truck	1,554.84
Cooking Event Expense	2,651.34
Donations	50.00
Dues & subscriptions	1,393.52
event expense	7,619.34
Insurance	908.75
Job Supplies	96.00
Legal & Professional Services	80.92
Meals & Entertainment	403.63
Office Supplies & Software	252.39
Other Business Expenses	42.03
PayPal Fees	32.73
Payroll Tax Expenses	148.34
Phone Service	877.95
Rent & Lease	7,663.18
Salaries and Wages	2,429.99
Sales Tax - State	450.14
Shipping, Freight & Delivery	197.10
Travel	462.24
Uncategorized Expense	20,894.91
Utilities	2,487.61
Warehouse Fees	1,206.23
Total Expenses	**$59,994.04**
NET OPERATING INCOME	**$ -31,917.39**
Other Income	
Cash Back	11.55

Mike D's BBQ

Profit and Loss
January - December 2022

	TOTAL
Grants/forgiveable loans	38,000.00
Total Other Income	**$38,011.55**
Other Expenses	
Catering Profit Share	137.70
Gas And Fuel	451.69
Total Other Expenses	**$589.39**
NET OTHER INCOME	**$37,422.16**
NET INCOME	**$5,504.77**

Mike D's BBQ

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Checking	-8,782.65
Fifth Third	6.95
PayPal Bank	10,512.94
Petty Cash	486.00
Savings	15.00
Shopify Holding	0.00
Total Bank Accounts	**$2,238.24**
Accounts Receivable	
Accounts Receivable (A/R)	15,626.77
Total Accounts Receivable	**$15,626.77**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$17,865.01**
Other Assets	
Security Deposits	2,265.00
Total Other Assets	**$2,265.00**
TOTAL ASSETS	**$20,130.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	20,895.00
Total Accounts Payable	**$20,895.00**
Credit Cards	
Capital One	-983.19
ClearBanc	1,396.94
Office Depit Credit Card	-164.08
Total Credit Cards	**$249.67**
Other Current Liabilities	
Paypal Working Capital	0.00
Shopify Capital	-0.19
Total Other Current Liabilities	**$ -0.19**
Total Current Liabilities	**$21,144.48**

Mike D's BBQ

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
EIDL	80,200.00
LCF Advance	-8,957.75
Thread Capital	23,065.05
Total Long-Term Liabilities	**$94,307.30**
Total Liabilities	**$115,451.78**
Equity	
Opening Balance Equity	-5,872.37
Owner's Investment	4,728.00
Owner's Pay & Personal Expenses	-69,773.26
Retained Earnings	-29,908.91
Net Income	5,504.77
Total Equity	**$ -95,321.77**
TOTAL LIABILITIES AND EQUITY	**$20,130.01**

Mike D's BBQ

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	5,504.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-15,626.77
Accounts Payable (A/P)	20,895.00
Capital One	-498.00
ClearBanc	-2,617.25
Office Depit Credit Card	-258.00
Shopify Capital	-45.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,849.47**
Net cash provided by operating activities	**$7,354.24**
FINANCING ACTIVITIES	
LCF Advance	-11,937.50
Thread Capital	9,565.05
Owner's Investment	78.00
Owner's Pay & Personal Expenses	-5,422.67
Net cash provided by financing activities	**$ -7,717.12**
NET CASH INCREASE FOR PERIOD	**$ -362.88**
Cash at beginning of period	2,601.12
CASH AT END OF PERIOD	**$2,238.24**

I, Michael De Los Santos, certify that:

1. The financial statements of Mike D's BBQ, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mike D's BBQ, LLC included in this Form reflects accurately the information reported on the tax return for Mike D's BBQ, LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _____

Name: Michael De Los Santos

Title: Owner